OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Jamba, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
47023A101
(CUSIP Number)
November 29, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 11

CUSIP No.	47023A101	Page	2	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	SOROS STRATEGIC PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		2,666,667

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,666,667

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,666,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.14%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	47023A101	Page	3	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	SFM PARTICIPATION II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		2,666,667

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,666,667

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,666,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.14%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	47023A101	Page	4	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	SFM AH LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		2,666,667

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,666,667

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,666,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.14%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	47023A101	Page	5	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	SOROS FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		2,666,667

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,666,667

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,666,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.14%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO, IA

CUSIP No.	47023A101	Page	6	of	13

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	GEORGE SOROS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	5	SOLE VOTING POWER:

NUMBER OF		2,666,667

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,666,667

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,666,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.14%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP NO. 47023A101	Page 7 of 13 Pages

Item	1(a) Name of Issuer: Jamba, Inc. (the “Issuer”).

1(b) Address of the Issuer’s Principal Executive Offices:
1700 17th Street
San Francisco, California 94103

Item	2(a) Name of Person Filing
                    The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i)	Soros Strategic Partners LP;

ii)	SFM Participation II, L.P.;

iii)	SFM AH LLC;

iv)	Soros Fund Management LLC; and

v)	George Soros (“Mr. Soros”).

Item	2(b) Address of Principal Business Office or, if None, Residence:
                    The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)	Citizenship:
i)	Soros Strategic Partners LP is a Delaware limited partnership;

ii)	SFM Participation II, L.P. is a Delaware limited partnership;

iii)	SFM AH LLC is a Delaware limited liability company;

iv)	Soros Fund Management LLC is a Delaware limited liability company; and

v)	Mr. Soros is a United States citizen.

Item 2(d)	Title of Class of Securities:
                    Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e)	CUSIP Number:
                    47023A101

CUSIP NO. 47023A101	Page 8 of 13 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                    This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
                    As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 2,666,667 Shares.

Item 4(b)	Percent of Class:
                    Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.14% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Soros Strategic Partners LP
(i)	Sole power to vote or direct the vote:	2,666,667
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,666,667
(iv)	Shared power to dispose or to direct the disposition of	0
SFM Participation II, L.P.
(i)	Sole power to vote or direct the vote:	2,666,667
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,666,667
(iv)	Shared power to dispose or to direct the disposition of	0
SFM AH LLC
(i)	Sole power to vote or direct the vote:	2,666,667
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,666,667
(iv)	Shared power to dispose or to direct the disposition of	0
Soros Fund Management LLC
(i)	Sole power to vote or direct the vote:	2,666,667
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,666,667
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 47023A101	Page 9 of 13 Pages

Mr. Soros
(i)	Sole power to vote or direct the vote:	2,666,667
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	2,666,667
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:
                    This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
                    (i) The partners of Soros Strategic Partners LP (“SSP”), including Quantum Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SSP in accordance with their partnership interest in SSP.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
                    This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
                    This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:
                    This Item 9 is not applicable.

Item 10.	Certification:
                    By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 47023A101	Page 10 of 13 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2006	SOROS STRATEGIC PARTNERS LP

	By:	SFM PARTICIPATION II, L.P.
General Partner

	By:	SFM AH LLC
General Partner

	By:	Soros Fund Management LLC
Managing Member

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta Title: Assistant General Counsel

Date: December 8, 2006	SFM PARTICIPATION II, L.P.

	By:	SFM AH LLC
General Partner

	By:	Soros Fund Management LLC
Managing Member

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta Title: Assistant General Counsel

Date: December 8, 2006	SFM AH LLC

	By:	Soros Fund Management LLC
Managing Member

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta Title: Assistant General Counsel

Date: December 8, 2006	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta Title: Assistant General Counsel

Date: December 8, 2006	GEORGE SOROS

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta
Title: Attorney-in-fact

CUSIP NO. 47023A101	Page 11 of 13 Pages

EXHIBIT INDEX

		Page No.
A.	Joint Filing Agreement, dated as of December 8, 2006, by and between Soros Strategic Partners LP, SFM Participation II, L.P., SFM AH LLC, Soros Fund Management LLC, and Mr. Soros	12
B.	Power of Attorney, dated as of June 16, 2005, granted by Mr. Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and Robert Soros	13

CUSIP NO. 47023A101	Page 12 of 13 Pages
EXHIBIT A
JOINT FILING AGREEMENT
     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Jamba Inc., dated as of December 8, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 8, 2006	SOROS STRATEGIC PARTNERS LP

	By:	SFM PARTICIPATION II, L.P.
General Partner

	By:	SFM AH LLC
General Partner

	By:	Soros Fund Management LLC
Managing Member

	By:	/s/ Jodye Anzalotta
Name: Jodye Anzalotta
Title: Assistant General Counsel

Date: December 8, 2006	SFM PARTICIPATION II, L.P.

	By:	SFM AH LLC
General Partner

	By:	Soros Fund Management LLC
Managing Member

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta
Title: Assistant General Counsel

Date: December 8, 2006	SFM AH LLC
	By:	Soros Fund Management LLC
Managing Member

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta
Title: Assistant General Counsel

Date: December 8, 2006	SOROS FUND MANAGEMENT LLC

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta
Title: Assistant General Counsel

Date: December 8, 2006	GEORGE SOROS

	By:	/s/ Jodye Anzalotta

Name: Jodye Anzalotta
Title: Attorney-in-fact

CUSIP NO. 47023A101	Page 13 of 13 Pages
EXHIBIT B
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS. acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC (“SFM LLC”) and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.
Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.
This power of attorney shall be valid from the date hereof until revoked by me.
IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

GEORGE SOROS
/s/ Daniel Eule
Daniel Eule
Attorney-in-Fact for George Soros